INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

July 9, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Advisory Research Global Value Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 29, 2010, for the Advisory Research Global Value Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 99 filed concurrently with this correspondence.

As discussed during our call on June 29, 2010, the Limited Partnership’s (the “Predecessor Account”) returns should be adjusted to reflect the estimated “gross” annual operating expenses of the Fund as set forth in the “Annual Fund Operating Expenses” table in the prospectus.  As requested by Mr. Ganley, the revised Predecessor Account’s returns require a 60 days filing under Rule 485(a)(1) of the Securities Act of 1933. Accordingly, PEA No. 99 is being filed under Rule 485(a)(1).

PROSPECTUS

Summary Section (Performance)

1.	Add the “inception date” of the Predecessor Account in the first paragraph.

RESPONSE: The “inception date” of the Predecessor Account has been added.

2.	Add the following sentence in the first paragraph: “The Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Account.”

RESPONSE:  The above sentence has been added.

3.	Insert that the Predecessor Account was not subject to certain restrictions imposed by the Internal Revenue Code.

RESPONSE:  The sentence was revised to state “The Predecessor Account was not registered under the Investment Company Act of 1940 and therefore was not subject to certain restrictions imposed by the Act on registered investment companies and by the Internal Revenue Code of 1986 on regulated investment companies.”

4.	Confirm in response letter that the fund will be a continuation of the Predecessor Account, and was created for purposes entirely unrelated to the establishment of a performance record.

RESPONSE:  The Registrant represents that the limited partnership was created for purposes entirely unrelated to the establishment of a performance record.  All limited partners of the limited partnership are comprised of outside investors, unaffiliated with the advisor and the Registrant.

5.	Confirm in response letter that the LP’s returns shown have been adjusted to reflect the estimated “gross” annual operating expenses of the Fund.

RESPONSE:  The Registrant confirms that the LP’s returns shown have been adjusted to reflect the estimated “gross” annual operating expenses of the Fund.

6.	Confirm in response letter that there are no other accounts managed with substantially similar strategies to the Fund.

RESPONSE:  The Registrant confirms there are no other accounts with substantially similar strategies to the Fund.

7.	Confirm in response letter that the Predecessor Account will transfer substantially all of its securities into the Fund.

RESPONSE: The Registrant confirms that the Predecessor Account will transfer substantially all of its securities into the Fund.

8.	Confirm in response letter that the Registrant believes the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

RESPONSE: The Registrant confirms that the Predecessor Account would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code of 1986.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109